UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           TRANSMONTAIGNE OIL COMPANY
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                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
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                         (Title of Class of Securities)

                                    893934109
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                                 (CUSIP Number)

                      Peter A. Leidel, Yorktown Company LLC
              535 Madison Avenue, New York, NY 10022 (212) 906-7104
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 9, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

                                  SCHEDULE 13D

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CUSIP No. 893934109                                     Page 2 of 6 Pages


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1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Yorktown Energy Partners, L.P.
          I.R.S. No. 13-3603939
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2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|

          N/A
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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           |_|

          N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        None
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          None
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0
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14        TYPE OF REPORTING PERSON*
          PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 6 Pages

                                  SCHEDULE 13D

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CUSIP No. 893934109                               Page 3 of 6 Pages


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1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          (ENTITIES ONLY)

          Yorktown Energy Partners II, L.P.
          I.R.S. No. 13-3803552
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2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|

          N/A
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3         SEC USE ONLY


-------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           |_|

          N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        555,556
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       555,556

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          555,556
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.15
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14        TYPE OF REPORTING PERSON*
          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                               Page 3 of 6 Pages

Item 1.  Security and Issuer

     This Amendment No. 1 amends the Statement on Schedule 13D with respect to the common stock (the "Common Stock") of TransMontaigne Oil Company, previously filed on November 26, 1997 by each of the Reporting Persons named therein (the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.


Item 5.  Interests in Securities of the Issuer

     Item 5 is amended by adding the following:

     (a) As of January 9, 1998, Yorktown beneficially owns no shares of Common Stock. Yorktown II beneficially owns 555,556 shares of Common Stock, representing 2.15% of the Outstanding Shares.

     (c) Pursuant to its partnership agreement, on January 9, 1998, Yorktown distributed 1,764,216 shares of Common Stock to its partners, based on a closing price of $13.875 per share.

     (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock as of January 9, 1998, as a result of the distribution described in Item 5(c).

Item 7.  Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement Pursuant to Rule 13d-1(f).









                               Page 4 of 6 Pages

                                   SIGNATURES

     The undersigned certify that, after reasonable inquiry and to the best of their respective knowledge and belief, the information set forth in the Schedule 13D is true, complete and correct.


                                     YORKTOWN ENERGY PARTNERS, LP

                                     By:  Yorktown Company LLC
                                              its General Partner



                                     By:    /s/ Peter A. Leidel
                                            ---------------------------
                                            Name:  Peter A. Leidel
                                            Title: Member

                                     YORKTOWN ENERGY PARTNERS II, LP

                                     By:  Yorktown II Company LLC
                                              its General Partner




                                     By:    /s/ Peter A. Leidel
                                            ---------------------------
                                            Name:  Peter A. Leidel
                                            Title: Member

Dated:  January 27, 1998



                               Page 5 of 6 Pages

                                  SCHEDULE 13D

                                    EXHIBIT A

                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(f)

     The undersigned hereby agree, pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the annexed statement on
Schedule 13D and all amendments thereto shall be filed on behalf of each of them.


                                     YORKTOWN ENERGY PARTNERS, LP

                                     By:  Yorktown Company LLC
                                              its General Partner



                                     By:    /S/ Peter A. Leidel
                                            ---------------------------
                                            Name:  Peter A. Leidel
                                            Title: Member

                                     YORKTOWN ENERGY PARTNERS II, LP

                                     By:  Yorktown II Company LLC
                                              its General Partner




                                     By:    /S/ Peter A. Leidel
                                            ---------------------------
                                            Name:  Peter A. Leidel
                                            Title: Member

Dated:  January 27, 1998






                               Page 6 of 6 Pages